UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 333-132289

Embraer — Empresa Brasileira de Aeronáutica, S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMMUNIQUÉ

EMBRAER PLANS TO OFFER A SERIES OF NOTES

Embraer-Empresa Brasileira de Aeronáutica S.A. (“Embraer”) hereby announces that it plans to offer in the global capital markets a series of notes due 2020 (the “Notes”) through its wholly-owned subsidiary Embraer Overseas.

The net proceeds of this offering will be used for general corporate purposes, which may include the repayment of short-term debt. The notes will be senior unsecured and unsubordinated obligations of Embraer Overseas and Embraer will unconditionally guarantee Embraer Overseas’ payment obligations under the notes and the indenture. The guarantees will constitute direct, senior unsecured obligations of Embraer.

Deutsche Bank and Morgan Stanley are acting as book-running underwriters.

The offering will be made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed with the SEC. Before you invest, you should read the preliminary prospectus supplement and other documents that Embraer and Embraer Overseas have filed with the SEC for more complete information about Embraer, Embraer Overseas and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a prospectus upon request by contacting Deutsche Bank at Deutsche Bank Securities, Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ, 07311-3988 phone: 1-800-503-4611 or Morgan Stanley at Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014 (toll free 1-866-718-1649 or email prospectus@morganstanley.com).

For further information, please contact:

+55-12-3927-4404 or investor.relations@embraer.com.br

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the U.S. Securities and Exchange Commission (SEC), including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

São José dos Campos, september 24 2009.

Luiz Carlos Siqueira Aguiar

Executive Vice-President Finance & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer